TMX TSX TRUST

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management's discussion and analysis on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Zentek Ltd. has elected to utilize notice-and-access and provide you with the following information:
Meeting Date and Time: Sept. 25, 2025 11:00 AM Canada/Eastern Standard
Meeting Location: Irwin Lowy LLP at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2
Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/2387.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the Meeting, your request should be received by Sept. 16, 2025.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

1. ELECTION OF DIRECTORS
2. APPOINTMENT OF AUDITOR
3. APPROVAL AND CONFIRMATION OF THE OMNIBUS LONG-TERM INCENTIVE PLAN

You should review the Information Circular before voting.

www.tsxtrust.com
VANCOUVER CALGARY TORONTO MONTRÉAL

(Detach and Retain top for your records)

Request for Financial Statements

Zentek Ltd.
(Corporation)
2025

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, registered and beneficial securityholders may elect annually to receive a copy of our annual financial statements and corresponding management's discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:

TSX Trust Company
301 - 100 Adelaide Street West
Toronto ON M5H 4H1
or fax to 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:

☐ **Annual Financial Statements with MD&A**

☐ **Interim Financial Statements with MD&A**

FIRST NAME ______________ LAST NAME ______________

ADDRESS ______________ CITY ______________

PROVINCE/STATE ______________ POSTAL/ZIP CODE ______________ COUNTRY ______________

Signature of Security holder ______________ DATE (MM/DD/YYYY) ______________